EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Results of Operations for the Six Months Ended March 31, 2024 and 2023

The following table summarizes our results of operations for the six months ended March 31, 2024 and 2023:

	For the six months ended March 31,		Variance
	2024	2023	Amount	%
Revenue	$36,443,887	$60,547,274	$(24,103,387)	(39.8%)
Cost of revenues	(34,294,628)	(58,377,822)	(24,083,194)	(41.3%)
Gross profit	2,149,259	2,169,452	(20,193)	(0.9%)
Allowance for doubtful debts	(144,249)	(193,932)	(49,683)	(25.6%)
Selling and distribution expenses	(52,817)	(52,146)	671	1.3%
General and administrative expenses	(1,038,628)	(1,271,111)	(232,483)	(18.3%)
Income from operations	913,565	652,263	261,302	40.1%
Change in fair value of derivative liability	-	2,129,709	(2,129,709)	(100.0%)
Interest income	1,988	751,791	(749,803)	(99.7%)
Interest expense	(1,322,926)	(302,707)	1,020,219	337.0%
Amortization of debt issuance costs	-	(1,476,435)	(1,476,435)	(100.0%)
Loss from extinguishment	-	(1,255,942)	(1,255,942)	(100.0%)
Government grant	-	1,456,032	1,456,032	100.0%
Other income (expenses), net	70,665	(14,086)	(84,751)	(601.7%)
Gain on disposal of subsidiaries	966,251	14,343	980,335	6,834.9%
Income before income taxes	629,543	1,954,968	(1,325,427)	(67.8%)
Income tax expenses	949	(375,109)	(376,058)	(100.3%)
Net income	$630,492	$1,579,859	$(949,369)	(60.1%)

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Revenues

Our revenues derive from the following major product categories: Shiitake, Mu Er, other edible fungi, and other agricultural products trading business (e.g., tapioca, corn, cotton, and cornstarch).

The following table sets forth the breakdown of our revenues for the six months ended March 31, 2024 and 2023, respectively:

	For the six months ended March 31,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$31,472,734	52.0%	$(31,472,734)	(100.0%)
Corn	$18,784,651	51.6%	9,334,913	15.4%	9,449,738	101.2%
Shiitake	9,806,605	26.9%	8,841,248	14.6%	965,357	10.9%
Mu Er	7,329,253	20.1%	7,540,236	12.5%	(210,983)	(2.8%)
Cotton	-	-	1,893,711	3.1%	(1,893,711)	(100.0%)
Cornstarch	-	-	1,354,432	2.2%	(1,354,432)	(100.0%)
Red dates	506,935	1.4%	-	-	506,935	100.0%
Other edible fungi	16,443	-	110,000	0.2%	(93,557)	(85.1%)
Total	$36,443,887	100.0%	$60,547,274	100.0%	$(24,516,765)	(39.8%)

Total revenues for the six months ended March 31, 2024 decreased by $24.5 million, or 39.8%, to $36.4 million from $60.5 million for the same period of the prior fiscal year.

The trading of agriculture products (e.g., tapioca, corn, cotton, and cornstarch) was mainly based on market opportunity of matching suppliers and customers. Hence, the sales volume may fluctuate according to market demand and supply, and there is no pattern of such agriculture product trading.

Revenue from sales of tapioca decreased by $31.5 million, or 100%, to nil for the six months ended March 31, 2024 from $31.5 million for the same period of last year. The decrease was attributable to trading of tapioca for the six months ended March 31, 2023, while no such trading occurred for the same period of 2024.

Revenue from sales of corn increased by $9.4 million, or 101.2%, to $18.8 million for the six months ended March 31, 2024 from $9.3 million for the same period of last year. The increase was mainly attributable to the increase in trading volume for the six months ended March 31, 2024 as compared to the same period of last year.

Revenue from sales of Shiitake increased by $1.0 million, or 10.9%, to $9.8 million for the six months ended March 31, 2024 from $8.8 million for the same period of last year, mainly due to the increased sales volume arising from better market demand for Shiitake which resulted in an increase of customer orders.

Revenue from sales of Mu Er decreased by $0.2 million, or 2.8%, to $7.3 million for the six months ended March 31, 2024 from $7.5 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand of Mu Er which resulted in a decrease of customer orders.

Revenue from sales of cotton decreased by $1.9 million, or 100%, to nil for the six months ended March 31, 2024 from $1.9 million for the same period of last year. The decrease was attributable to trading of cotton for the six months ended March 31, 2023, while no such trading occurred for the same period of 2024.

Revenue from sales of cornstarch decreased by $1.4 million, or 100%, to nil for the six months ended March 31, 2024 from $1.4 million for the same period of last year. The increase was attributable to trading of cornstarch for the six months ended March 31, 2023, while no such trading occurred for the same period of 2024.

Revenue from sales of red dates increased by $0.5 million, or 100%, to $0.5 million for the six months ended March 31, 2024 from nil for the same period of last year. The increase was attributable to trading of red dates for the six months ended March 31, 2024, while no such trading occurred for the same period of 2023.

Revenue from sales of other edible fungi decreased by $0.1 million, or 85.1%, to $0.02 million for the six months ended March 31, 2024 from $0.1 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand for other edible fungi which resulted in a decrease of customer orders.

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Cost of Revenues

The following table sets forth the breakdown of the Company’s cost of revenues for the six months ended March 31, 2024 and 2023, respectively:

	For the six months ended March 31,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$31,429,259	53.9%	$(31,429,259)	(100.0%)
Corn	$18,763,036	54.7%	9,339,971	16.0%	9,423,065	100.9%
Shiitake	8,617,872	25.1%	7,737,300	13.3%	880,572	11.4%
Mu Er	6,398,507	18.7%	6,543,436	11.2%	(144,929)	(2.2%)
Cotton	-	-	1,891,164	3.2%	(1,891,164)	(100.0%)
Cornstarch	-	-	1,352,802	2.3%	(1,352,802)	(100.0%)
Red dates	506,266	1.5%	-	-	506,266	100.0%
Other edible fungi	8,947	0.0%	83,890	0.1%	(74,943)	(89.3%)
Total	$34,294,628	100.0%	$58,377,822	100.0%	$(24,083,194)	(41.3%)

Cost of revenues decreased by $24.1 million, or 41.3%, to $34.3 million for the six months ended March 31, 2024 from $58.4 million for the same period of last year. As illustrated in the table above, the decrease was mainly attributable to the cost of revenues associated with trading of tapioca, cotton, and cornstarch, partially offset by the increase in the cost of revenues associated with trading of corn and the increase in sales of Shiitake.

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Gross Profit

The following table sets forth the breakdown of gross profit for the six months ended March 31, 2024 and 2023, respectively:

	For the six months ended March 31,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$43,475	2.0%	$(43,475)	(100.0%)
Corn	$21,615	1.0%	(5,058)	(0.2%)	26,673	327.3%
Shiitake	1,188,733	55.3%	1,103,948	50.9%	84,785	7.7%
Mu Er	930,746	43.4%	996,800	45.9%	(66,054)	(6.6%)
Cotton	-	-	2,547	0.1%	(2,547)	(100.0%)
Corn starch	-	-	1,630	0.1%	(1,630)	(100.0%)
Red dates	669	0.0%	-	-	669	100.0%
Other edible fungi	7,496	0.3%	26,110	1.2%	(18,614)	(71.3%)
Total	$2,149,259	100.0%	$2,169,452	100.0%	$(20,193)	(0.9%)

Overall gross profit decreased by $0.02 million, or 0.9%, to $2.15 million for the six months ended March 31, 2024 from $2.17 million for the same period of last year. The decreased gross profit was the result of product mix for the six months ended March 31, 2024, as compared to the prior year period.

Allowance for doubtful debts and inventory

Allowance for doubtful debts and inventory decreased by $49,683, or 25.6%, to $0.14 million for the six months ended March 31, 2024 from $0.19 million for the same period of last year, primarily due to the decrease in ageing of certain accounts receivable and advances to suppliers.

Selling and distribution expenses

Selling and distribution expenses decreased by $671, or 1.3%, to $52,817 for the six months ended March 31, 2024 from $52,146 for the same period of last year. The decrease was insignificant.

General and administrative expenses

General and administrative expenses decreased by $0.2 million, or 18.3%, to $1.0 million for the six months ended March 31, 2024 from $1.3 million for the same period of last year. The increase was primarily attributable to the research expenses incurred for developing chewable tablets for fungi.

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Change in fair value of derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note (the “Note”) transaction with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of September 30, 2023, the fair value of this derivative liability was nil, the change in fair value of derivative liability of $2.1 million was recorded in other income for the six months ended March 31, 2023.

Interest expense

Interest expense increased by $1.0 million, or 337.0%, to $1.3 million for the six months ended March 31, 2024 from $0.3 million for the same period of last year. The increase in interest expense was primarily attributable to interest expenses and fees charged by convertible promissory notes.

Amortization of debt issuance costs

Amortization of debt issuance costs decreased by $1.5 million, or 100%, to nil for the six months ended March 31, 2024 from $1.5 million for the same period of last year. On September 26, 2022, the Company completed a $6.42 million convertible promissory note (the “Note”) transaction with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at 80% of the market price. The Company accounted for this conversion feature as a derivative liability. The debt discount was amortized over the term of the convertible promissory note and, for the six months ended March 31, 2023, the Company recorded amortization of debt issuance cost of $1.5 million in other expenses.

Loss on extinguishment

Subsequent to September 30, 2022, the Company received comments from the Staff of NASDAQ Listing Qualifications that the Note did not provide for a floor price for the possible future conversions and that a future priced security without a floor price has public interest implications pursuant to NASDAQ Listing Rule 5101 (the “Rule”); management of the Company has determined that the floor price under the Note is assumed to be $0.12, which is calculated based on an 80% discount of the Nasdaq Minimum Price of $0.5785 on the date of the Company’s entry into the Agreement with the Investor; and the Company believes it to be in the best interests of the Company and the shareholders that the Company shall repay the Note in cash in the event conversions would result in the aggregate effective conversion price falling below $0.12. Loss on extinguishment was a result of setting a floor price for the convertible promissory note.

Government grant

Government grant decreased by $1.5 million, or 100%, to nil for the six months ended March 31, 2024 from $1.5 million for the same period of last year. Government grant was received from district government in respect of fund raised from capital market for the six months ended March 31, 2023, while no such government grant occurred for the same period of 2024.

Gain on disposal of subsidiaries

On January 31, 2024, an agreement was signed to divest 100% interest in Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”), Zhejiang Farmmi Holdings Group Co., Ltd. (“Farmmi Holdings”), and Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) to a third party for a total cash consideration of RMB43.1 million ($6.0 million). The gain on disposal of these subsidiaries was $1.0 million for the six months ended March 31, 2024.

Income taxes

For the six months ended March 31, 2024 and 2023, our income tax benefit was $949 and income tax expense was $0.4 million, respectively. The income taxes for the six months ended March 31, 2024 and 2023 were resulting from the fact that certain PRC subsidiaries generated taxable income from operations.

Net income

As a result of the factors described above, our net income was $0.6 million for the six months ended March 31, 2024, a decrease from net income of $1.6 million for the same period of last year.

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Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of earnings. Management believes that our current cash, cash flows provided by operating activities, and access to loans will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

As of March 31, 2024 and September 30, 2023, we had cash of $1.1 million and $12.8 million, respectively. Total current assets as of March 31, 2024 amounted to $155.3 million, a decrease of $2.9 million compared to $158.2 million as of September 30, 2023. The decrease of current assets was mainly attributable to the decrease in cash, accounts receivable, and advances to suppliers, partially offset by an increase in inventory. Current liabilities amounted to $7.1 million at March 31, 2024, in comparison to $10.7 million at September 30, 2023. The decrease of current liabilities was mainly attributable to repayment of loans.

Although management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered the historical experience, the economy, trends in the agricultural product industry, the expected collectability of accounts receivable, and the realization of the inventories as of March 31, 2024. Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in our plan. There are a number of factors that could potentially arise which might result in shortfalls to what is anticipated, such as the demand for our products, economic conditions, the competition in the industry, and our bank and suppliers being able to provide continued support. If the future cash flow from operations and other capital resources is insufficient to fund our liquidity needs, we may be forced to obtain additional debt or equity capital, or refinance all or a portion of our debt.

Indebtedness. As of March 31, 2024, we have $5.9 million convertible promissory notes. Beside this indebtedness, we did not have any finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of March 31, 2024 amounted to $148.1 million, compared to $147.5 million as of September 30, 2023.

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Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the development of our business. We have established effective collection procedures of our accounts receivable and have been able to realize or receive the refund of the advances to suppliers in the past. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash flows

The following table provides detailed information about our net cash flows for the six months ended March 31, 2024 and 2023:

	For the six months ended March 31,
	2024	2023
Net cash used in operating activities	$(14,901,185)	$(11,304,117)
Net cash provided by investing activities	2,946,776	36,326,277
Net cash (used in) provided by financing activities	(16,653)	1,331,253
Effect of exchange rate changes on cash	305,775	1,837,247
Net (decrease) increase in cash	(11,665,287)	28,190,660
Cash, beginning of period	12,789,735	41,166,331
Cash, end of period	$1,124,448	$69,356,991

Operating Activities

Net cash used in operating activities was $14.9 million for the six months ended March 31, 2024, as compared to net cash used in operating activities of $11.3 million for the six months ended March 31, 2023, which mainly consisted of (i) an increase in inventory of $26.4 million for sales in coming months, and (ii) an increase of $1.5 million in accounts receivable due to higher sales; this was partially offset by (i) an increase in accounts payable of $2.6 million, (ii) interest expense of $1.1 million, and (iii) a decrease in advances to suppliers of $9.0 million.

Investing Activities

For the six months ended March 31, 2024, net cash provided by investing activities amounted to $2.9 million as compared to net cash provided by investing activities of $36.3 million for the same period of 2023, which mainly consisted of proceeds from disposal of subsidiaries, net of cash.

Financing Activities

Net cash used in financing activities amounted to $16,653 for the six months ended March 31, 2024, as compared to net cash provided by financing activities of $1.3 million for the same period in 2023, which mainly consisted of repayments of bank loans of $0.36 million, partially offset by proceeds from advances from related parties of $0.35 million for payment of expenses.

Commitments and Contractual Obligations

The following table presents the Company’s material contractual obligations as of March 31, 2024:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Operating lease obligations	$685,343	$50,684	$100,012	$289,385	$245,262
Total	$685,343	$50,684	$100,012	$289,385	$245,262

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